This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares. The Offer (as defined below) is made solely by the Offer to Purchase, dated September 9, 1998, and the related Letter of Transmittal. Capitalized terms not defined in this notice are defined in the Offer to Purchase. The Offer is not being made to, nor will the Company accept tenders from, holders of Shares in any jurisdictions in which the Offer or its acceptance would violate that jurisdiction's laws. The Company is not aware of any jurisdiction in which the making of the Offer or the tender of Shares would not be in compliance with the laws of such jurisdiction. In those jurisdictions whose laws require that the Offer be made by a licensed broker or dealer, the Offer shall be deemed to be made on the Company's behalf by Warburg Dillon Read LLC or one or more registered brokers or dealers licensed under the laws of such jurisdictions.

Notice of Offer to Purchase for Cash
by
The West Company, Incorporated
Up to 2,000,000 Shares of its Common Stock
(Including the Associated Preferred Stock Purchase Rights) at a Price Not Greater Than $31
Nor Less Than $27 Per Share

The West Company, Incorporated, a Pennsylvania corporation (the "Company"), invites its shareholders to tender shares of its common stock, $0.25 par value (the "Shares") (including the associated preferred stock purchase rights (the "Rights") issued pursuant to the Flip-In Rights Agreement and the Flip-Over Rights Agreement, each dated as of January 16, 1990, between the Company and American Stock Transfer & Trust Company, as the Rights Agent) to the Company at a price not greater than $31 nor less than $27 per Share in cash, specified by tendering shareholders upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal (which, as amended from time to time, together constitute the "Offer"). Unless the context otherwise requires, all references to Shares include the associated Rights. The Offer is not conditioned on any minimum number of shares being tendered. The Offer is, however, subject to certain other conditions set forth in the Offer to Purchase. See Section 5 of the Offer to Purchase. THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON WEDNESDAY, OCTOBER 7, 1998, UNLESS THE OFFER IS EXTENDED. Neither the Company nor its Board of Directors makes any recommendation to any shareholder as to whether to tender or refrain from tendering shares. Shareholders must make their own decisions whether to tender shares and, if so, how many shares to tender and the price or prices at which shares should be tendered. The Company has been advised that none of its directors or executive officers intends to tender any Shares pursuant to the Offer. The Company will, upon the terms and subject to the conditions of the Offer, determine a single per Share price (not greater than $31 nor less than $27 per Share), net to the seller in cash (the "Purchase Price") that it will pay for Shares properly tendered and not withdrawn pursuant to the Offer, taking into account the number of Shares so tendered and the prices specified by tendering shareholders. The Company will select the lowest Purchase Price that will allow it to buy 2,000,000 Shares properly tendered and not withdrawn pursuant to the Offer (or such lesser number of Shares as are properly tendered at prices not greater than $31 nor less than $27 per Share). The Company will pay the Purchase Price for all Shares properly tendered at prices at or below the Purchase Price and not withdrawn, upon the terms and subject to the conditions of the Offer including the terms thereof relating to proration. The Company reserves the right, in it sole discretion, to purchase more than 2,000,000 Shares pursuant to the Offer. Shares tendered at prices in excess of the Purchase Price and Shares not purchased because of the proration will be returned. For purposes of the Offer, the Company will be deemed to have accepted for payment (and thereby purchased), subject to proration, Shares which are properly tendered at or below the Purchase Price and not withdrawn when, as and if it gives oral or written notice to the Depositary of its acceptance of such Shares for payment pursuant to the Offer. In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of certificates for such Shares (or a timely confirmation of a book-entry transfer of such Shares into the Depositary's account at one of the Book-Entry Transfer Facilities (as defined in the Offer to Purchase)), a properly completed and duly executed Letter of Transmittal and any other documents required by the Letter of Transmittal. Upon the terms and subject to the conditions of the Offer, in the event that prior to the Expiration Date more than 2,000,000 Shares (or such greater number of Shares as the Company may elect to purchase pursuant to the Offer) are validly tendered at or below the Purchase Price and not withdrawn, the Company will accept Shares for purchase, in the following order of priority: (a) first, all Shares properly tendered and not withdrawn by any Odd Lot Owner (as defined in the Offer) who tenders all such Shares beneficially owned by such Odd Lot Owner at or below the Purchase Price (partial tenders will not qualify for this preference) and who completes the box captioned "Odd Lots" on the Letter of Transmittal and, if applicable, on the Notice of Guaranteed Delivery, and (b) then, after purchase of all of the foregoing Shares, all other Shares properly tendered at or below the Purchase Price before the Expiration Date (and not withdrawn) on a pro rata basis, if necessary (with adjustments to avoid purchases of fractional Shares). The Company is making the Offer because it believes that the repurchase of its shares represents an attractive investment opportunity which will benefit the Company and its shareholders. The Offer provides shareholders who are considering a sale of all or a portion of their Shares the opportunity to determine the price or prices (not greater than $31 nor less than $27 per Share) at which they are willing to sell their Shares and, if any such Shares are purchased pursuant to the Offer, to sell those Shares for cash without the usual transaction costs associated with open-market sales. The Company reserves the right, at any time or from time to time, in its sole discretion, to extend the period of time during which the Offer is open by giving oral or written notice of such extension to the Depositary and making a public announcement thereof. Subject to certain conditions, the Company also expressly reserves the right to terminate the Offer and not accept for payment any Shares not theretofore accepted for payment. Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date and, unless theretofore accepted for payment by the Company, may also be withdrawn after 5:00 P.M., New York City time, after November 5, 1998. For a withdrawal to be effective, the Depositary must timely receive a written, telegraphic, telex or facsimile transmission notice of withdrawal. Such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder (if different from that of the person who tendered such Shares). If the certificates have been delivered or otherwise identified to the Depositary, then, prior to the release of such certificates, the tendering shareholder must also submit the serial numbers of the particular certificates evidencing the Shares to be withdrawn and the signature on the notice of withdrawal must be guaranteed by an Eligible Institution (except in the case of Shares tendered by an Eligible Institution). If Shares have been tendered pursuant to the procedure for book-entry transfer set forth in the Offer to Purchase, the notice of withdrawal must specify the name and number of the account at the applicable Book-Entry Transfer Facility to be credited with the withdrawn Shares and otherwise comply with the procedures of such facility. The Offer to Purchase and the Letter of Transmittal contain important information, which should be read before shareholders decide whether to accept or reject the Offer and if accepted, at what price or prices to tender their Shares. These materials are being mailed to record holders of Shares and are being furnished to brokers, banks and similar persons whose names, or the names of whose nominees, appear on the Company's shareholder list (or, if applicable, who are listed as participants in a clearing agency's security position listing) for transmittal to beneficial holders of Shares. The information required to be disclosed by Rule 13e-4 (d) (1) under the Securities Exchange Act of 1934, as amended, is contained in the Offer to Purchase and is incorporated by reference in this notice. Copies of the Offer to Purchase and the Letter of Transmittal may be obtained from the Information Agent and will be furnished at the Company's expense. Questions and requests for assistance may be directed to the Information Agent as set forth below.

The Information Agent for the Offer is:

Shareholder Communications (Logo)
17 State Street, 27th Floor
New York, New York 10004
212-805-7000 (Ext. 358) (call collect)
1-888-279-9146 (toll free)

The Dealer Manager for the Offer is:

Warburg Dillon Read LLC

535 Madison Avenue
New York, NY 10022
(212) 906-7000

September 9, 1998